Mail Stop 3720

May 3, 2006

Mr. Troy Prescott
Chairman of the Board
Cardinal Ethanol, LLC
2 OMCO Square, Suite 201
Winchester, IN 47394

>   **Re: Cardinal Ethanol, LLC**
>   **Amendment No. 1 to Registration Statement on Form SB-2**
>   **Filed April 26, 2006**
>   **File No. 333-131749**

Dear Mr. Prescott:

        We have reviewed your filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 2

1.   We note your response to prior comment 7. Expand your MD&A to discuss the company's contingency financing plans if construction costs increase above the $8.3 million construction contingency amount.

Risk Factors, page 6

2.   We note your added disclosure in response to prior comment 8. Further revise the additional risk factor relating to your inability to comply with the promoters' equity investment requirements recommended by NASAA to indicate whether any of the state administrators in the states that you intend to offer securities has indicated that your

noncompliance with the NASAA standard may lead to restrictions on your offering in the administrator's state.

3.   We note your response to prior comment 9. Further revise to make clear that no member of management will be working full time for the company and whether this poses any separate risk (in addition to the inexperience of management).

Management's Discussion and Analysis and Plan of Operation, page 27

4.   We note your response to prior comment 10. However even though you have narrowed your plant location to three possible sites you have not indicated when a final decision on the site location will be made. Please revise to include the estimated selection date (during?, after the minimum is achieved?, or at the conclusion of the offering?)

Liquidity and Capital Resources, page 34

5.   We note your response to prior comment 11. If you choose your third site or another site outside of Randolph county, make clear whether you will pursue alternative bond financing wherever the actual site is.

Description of Business, page 53

6.   We note your response to prior comment 17. Reconcile your disclosure in your risk factor entitled "We have little to no experience in the ethanol industry…" and your added disclosure on page 53. In the risk factor, you indicate that a "majority" of your directors have no real experience in the ethanol industry but later indicate that none of your directors have tangible experience in the ethanol industry.

Federal Income Tax Consequences of Owning Our Units, page 97

7.   We note your response to prior comment 26. Please note that Item 601(b)(8) requires the inclusion of an opinion of counsel covering all material tax consequences to investors as a result of the offering. Since the tax opinion of counsel indicates its opinion is contained in the prospectus, we reissue our previous comment to revise the introductory paragraph to make clear that counsel's tax opinion covers all material tax consequences to investors.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have any questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Staff Attorney, at (202) 551-3378, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: William E. Hanigan, Esq.
        (515) 323-8573 (fax)